Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following list was published to employees on June 15, 2023:

Employee FAQ

1.	What was announced?

•	We announced that NexTier and Patterson-UTI Energy have agreed to combine in an all-stock merger of equals transaction to create a premier North American drilling and completions company.

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Together with Patterson-UTI, we will be able to provide a comprehensive suite of wellsite solutions. This will position the combined company as the partner of choice for a greater number of customers across geographies and throughout the full well life cycle.

•	We are confident that this transaction will ensure that we are able continue to meet our customers’ evolving needs.

2.	What is a “merger of equals?”

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A merger of equals is a combination of two companies similar in size. This transaction structure enables two companies to combine in such a way that they can capitalize on the strengths and best practices of each organization.

•	It was important for us to structure the transaction in this manner in order to bring together the best of NexTier and Patterson-UTI.

•	In this merger of equals, Patterson-UTI’s existing completions business, named Universal, will be combined with NexTier and will operate under the NexTier Completions name.

3.	Who is Patterson-UTI?

•	Patterson-UTI is a leading provider of drilling and completions oilfield services and products in the U.S., with operations across the most active North American basins.

•	Today, Patterson-UTI serves customers through its broad portfolio of fit for purpose drilling and pressure pumping services, directional drilling, rental equipment and technology.

•	Importantly, Patterson-UTI shares our passion for innovation, advancing sustainable solutions, fostering safety and efficiency, and providing growth and development opportunities for employees.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

4.	Why is this transaction good for NexTier?

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This transaction is a natural next step for NexTier that will allow us to build on our significant momentum and enter a new phase of growth. Together with Patterson-UTI, we will create an industry leader that is well positioned for growth as the North American energy market continues to evolve.

•	Importantly, Patterson-UTI’s existing completions business, named Universal, will be combined with NexTier and will operate under the NexTier Completions name.

•	As such, this is a very exciting time for NexTier as we are significantly expanding our completions business while being a part of a larger and now even stronger franchise.

•

NexTier is also eager to join our cementing services division with the second largest driller in the United States. Our Well Construction offering is highly complementary to Patterson-UTI’s strong drilling portfolio, and there are exciting opportunities ahead for this business.

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Combining our premier completions portfolio and Patterson-UTI’s leading drilling solutions will provide opportunities to support a greater number of customers across geographies and throughout the full well life cycle with a best-in-class operational and technology portfolio.

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With enhanced financial flexibility and resources, we will also be able to accelerate our transition to more fuel-efficient fleets, enhance our digital capabilities, and progress our wellsite integration strategy.

5.	How do Patterson-UTI’s values and culture compare to those of NexTier?

•	NexTier and Patterson-UTI share similar values and a commitment to taking care of our people, our customers and our communities.

•	Like NexTier, Patterson-UTI has a strong focus on safety, efficiency, and innovation.

•	We share the belief that people are our most valuable asset and prioritize providing opportunities for growth, development and advancement.

•	We expect to build on our shared values to create a culture that empowers our team to do the right thing by emphasizing safety, responsibility and collaboration so that we can win together.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

6.	Who will lead the combined company?

•	The combined company’s management team and Board will comprise members of both companies.

•	Andy Hendricks, Patterson-UTI’s current Chief Executive Officer, will serve as President and CEO of the combined company.

•	Our CEO, Robert Drummond, will serve as Vice Chair of the Board alongside Patterson-UTI’s current Board Chair, Curtis Huff.

•	Patterson-UTI’s existing completions business, named Universal, will be combined with NexTier’s Completions Services business, which will do business under the NexTier Completions name.

•	Matt Gillard, currently NexTier COO and EVP of NexTier Completions Solutions will lead the combined Completions Service business, and will report to Andy Hendricks, CEO.

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In the coming weeks, we will form an integration planning team comprising members of both companies to develop a plan to bring our two organizations together. Kenneth Pucheu, Chief Financial Officer of NexTier, will serve as Chief Integration Officer reporting to the CEO to facilitate this process.

7.	How will the combined company be structured?

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In the coming weeks, we will form an integration planning team comprising members of both companies that will take a thoughtful approach to bringing our companies together in order to realize the benefits of the combination.

•	Kenneth Pucheu, Chief Financial Officer of NexTier, will serve as Chief Integration Officer to facilitate this process.

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The completions business of Patterson-UTI will be combined with NexTier’s Completions Services business, which will do business under the NexTier Completions name. Matt Gillard, currently NexTier COO and EVP of NexTier Completions Solutions, will lead the combined Completions Service business.

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This completions services structure allows us to expand a fully integrated offering across the new portfolio of fleets with fracturing, wireline, power solutions, and logistics operating on the same locations.

8.	How will this transaction affect my day-to-day responsibilities?

•	Today’s announcement is just the first step of the transaction process.

•	Until the transaction closes, which we expect to occur in the fourth quarter of 2023, NexTier and Patterson-UTI remain separate, independent companies.

•	This means it is business as usual at NexTier, and there are no changes in our operations or to your day-to-day responsibilities as a result of the pending transaction.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

9.	Will there be changes to the overall work force? Should we expect layoffs as a result of the transaction?

•	Ultimately, we expect that this transaction will create exciting career opportunities for employees as we become a larger, more diversified platform.

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While there is usually some consolidation of certain corporate roles in a combination of this nature, given the size and diversity of our combined company, we expect that the transaction will not impact the roles of the vast majority of our team.

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NexTier and Patterson-UTI each have proven track records of integrating businesses. We recognize that we will need the talent of both our companies’ teams to operate our combined company, and we are confident that the merger of equals structure will allow us to bring together the best of NexTier and Patterson-UTI.

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Importantly, both NexTier and Patterson-UTI are committed to investing in employees, and we will continue to focus on bolstering our talent pipeline with employee development programs as a combined company.

•	We will keep you updated as we move through this planning process.

10.	What happens to my current benefits and compensation?

•	You should not expect any material changes to your compensation and benefits related to the pending combination.

•	Until the transaction closes, which we expect to occur in the fourth quarter of 2023, we remain an independent company and it is business as usual at NexTier.

•	We are committed to keeping you informed on this topic as we move through this process.

11.	Will my reporting structure change? Will employees be able to transfer, or be asked to transfer, to Patterson-UTI facilities or locations following close?

•	Today’s announcement is just the first step in the transaction process.

•	Until the transaction closes, which we expect to occur in the fourth quarter of 2023, NexTier and Patterson-UTI remain separate, independent companies.

•	This means it is business as usual at NexTier, and there are no changes in our teams or reporting structure related to the pending combination.

•	We are committed to keeping you informed on this topic as we move through this process.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

12.	Will we maintain two headquarters in Houston? What will happen to the corporate offices of each company? Will any offices or facilities be closed as a result of the transaction?

•	The combined company will be headquartered in Houston, Texas, the home of both NexTier and Patterson UTI.

•	However, until the transaction closes, which we expect to occur in the fourth quarter of 2023, NexTier and Patterson-UTI remain separate, independent companies.

•	We are continuing to operate out of our current facilities, including our headquarters in Houston.

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Over the coming weeks, we will form an integration planning team comprising members of both companies to determine how to best bring our companies together. As part of this planning process, we will consider the corporate office and facility footprint that makes the most sense for our combined company.

13.	When will the merger be completed? What can I expect between now and the close of the transaction?

•	We expect the transaction to close in the fourth quarter of 2023, following approval by both companies’ shareholders and customary closing conditions and regulatory approvals.

14.	What should I tell partners / suppliers / customers etc. who ask me about this transaction?

•	Please assure our partners, suppliers, customers and other stakeholders that it remains business as usual at NexTier.

•	They should not expect any immediate changes to our solutions, services or how we work with them.

•	There is a team focused on closing this transaction, and the rest of us remain as focused as ever on delivering for our customers and partners.

15.	Can I reach out to current Patterson-UTI employees? What should I do if I am contacted by a Patterson-UTI customer?

•	NexTier and Patterson-UTI remain separate, independent companies until transaction close.

•	This means that we should not be engaging with Patterson-UTI employees or customers outside of our normal course of business until the transaction closes.

•	If a Patterson-UTI customer reaches out to you, please let them know that they should continue to engage with Patterson-UTI as normal.

•	Importantly, you should not speculate or discuss business arrangements that may occur once the transaction is complete.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

16.	What should I do if I am contacted by a member of the media or investment community?

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In line with our usual policy, please direct any inquiries you receive from the media to Kevin McDonald at Kevin.McDonald@NexTierOFS.com, and any inquiries from investors to Michael Sabella at Michael.Sabella@NexTierOFS.com.

17.	Who should I contact if I have further questions?

•	Please reach out to your manager if you have any further questions.

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Additionally, if you have any questions regarding the transaction, you can reach out to Zach Wilbur, Zach.Wilbur@nextierofs.com. We will capture questions and address them to the extent we are able to.

Forward-Looking Statements

This communication, including the exhibits hereto, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

3990 Rogerdale Houston, TX 77042	713-325-6000	NexTierOFS.com